 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated February 14, 2011, announcing its dividend and results for the fourth quarter of 2010.

The section of this Report on Form 6-K containing the Company's condensed statements of operation, condensed balance sheets and condensed statements of cash flow is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: February 16, 2011	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping's 4Q10 Report. The Company Remains Highly Committed to its Dividend Policy and Announces Dividend for the 54th Consecutive Quarter since the Autumn of 1997.

Hamilton, Bermuda, February 14, 2011

Nordic American Tanker Shipping Ltd. ("NAT" or "the Company") announced today that the Company has declared a dividend of $0.25 per share for 4Q10, the same dividend as for 4Q09. The dividend policy will continue. The Company has a very strong balance sheet and we shall protect this position.

The Company will pay the dividend of $0.25 per share on or about March 4, 2011 to shareholders of record as of February 24, 2011. After the first three vessels were delivered in the autumn 1997, NAT has always paid a quarterly dividend; including the dividend for 4Q10 the total dividend payment amounts to $41.84 per share.

Including two newbuildings there are now 19 vessels in our fleet of which 15 vessels were trading during 4Q10.  At the end of 2011 we expect to have a minimum of 19 vessels trading, representing a substantial increase in earnings and dividend capacity as vessels are being phased in during 2011. The Company remains committed to its strategy of dividend accretive growth and a strong balance sheet. This financial position of NAT is particularly important in a soft market when some tanker companies are experiencing financial difficulties.

Going forward the Company will continue to focus on accretive growth through acquisitions and on keeping the average age of the fleet low. The Company is pursuing a disciplined investment policy. We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model and invest in our Company.

The key points:

•	We will continue our dividend payout policy. The Board has declared a dividend of $0.25 per share for 4Q10.

•
Earnings per share in 4Q10 were -$0.27 of which $0.05 were related to non-recurring items. Earnings were -$0.10 per share in 4Q09. The operating cash flow was $5.2m in 4Q10 compared with $10.5m in 4Q09.  In December 2010, NAT took delivery of the suezmax newbuilding Nordic Vega.

•	All our trading vessels are now in the Gemini suezmax cooperative arrangement. We are pleased with this cooperation which ensures efficiency in our commercial operations.

•
The Gulf Scandic - now Nordic Harrier - was on a long term fixed contract that expired in 3Q10. The vessel was redelivered to us in October 2010 and is now in drydock as it was not in a contractual condition on redelivery. The vessel is expected to commence trading in late March 2011.

•	In 4Q10 the total offhire was about 8 days for the trading fleet – a very satisfactory performance.

•	We continue to retain focus on cost efficiency - both in the administration and onboard the vessels.

•	The Company does not engage in any type of derivatives.

•	The piracy situation in the Gulf of Aden and in the Indian Ocean is of great concern. The Company is taking protective measures to safeguard crew and assets.

•
Towards the end of 2010 there was a certain improvement in the spot market, although modest. However, the market has since then been weak so far in 2011. Going forward, rates may change quickly and unexpectedly. As a matter of policy the Company does not attempt to predict future spot rates.

Dividend Capacity

The Company will continue to keep a strong balance sheet with no or little net debt.

The Company is also in a good position to take advantage of strong shipping markets, which will translate into increased dividend payouts. When the market is down we do not "cut" the dividend, we adjust it, depending upon the general spot market freight level for suezmax tankers.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels at different spot market rates and today's sharecount.

The above is based on 355 income days per vessel per year. The net debt will be about $7m per vessel with a cash break-even level of $11,300 per day per vessel for a 20 vessel fleet. The graph shows the substantial dividend capacity of NAT.

We see that prices for second hand vessels have softened.  Should this development continue, we shall be in a position to acquire further vessels inexpensively compared to historical levels.  Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that the dividend and earnings capacity per share will increase.

When the freight market is above the cash break-even level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The annual spot rates as reported by R.S. Platou Economic Research a.s. show that during the last 11 years up to the end of 2010, 7 years have produced about $40,000 on average per day per vessel or more.  This is reflected in the graph later in this report.

The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for debt-laden shipping companies. By having no or little net debt, NAT is better positioned to navigate the financial seas, as we believe this is in the best interests of our shareholders.

Our primary objective is to maximize total return1 to our shareholders, including maximizing our quarterly cash dividend.

The Company has further acquisitions under evaluation and will work to continue to strengthen its position compared with that of its competitors.

Financial Information

The Board has declared a dividend of $0.25 per share in respect of 4Q10 to shareholders of record as of February 24, 2011 compared with $0.25 per share for 4Q09 and $0.25 share for 3Q10. The average number of shares outstanding for the fourth quarter of 2010 was 46,898,782 – the same as at the end of 3Q10.  The market capitalization of the Company stood at $1.2 billion as of February 11, 2011.  It is important to have a sizable market capitalization in order to provide for good liquidity in the share.

The Company's operating cash flow2 was $5.2m for 4Q10, compared to $10.5m for 4Q09.

We consider our general and administrative costs per day per vessel to be at a low level. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. We in particular focus on cost synergies of operating a homogenous fleet.

At the time of this report, the Company has no net debt and has a revolving credit facility of $500m of which $75m has been drawn. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

Several publicly traded tanker companies have significant debt, which could make it difficult for them to buy vessels in a weak market.

The table below gives the annual dividend payments as well as quarterly dividend payments for the past 13 years – the dividends are essentially based on earnings and operating cashflow in the preceeding quarter.

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
1Q	0.40	0.32	0.34	1.41	0.36	0.63	1.15	1.62	1.88	1.00	0.50	0.87	0.25
2Q	0.41	0.35	0.45	1.19	0.34	1.27	1.70	1.15	1.58	1.24	1.18	0.88	0.60
3Q	0.32	0.35	0.67	0.72	0.33	0.78	0.88	0.84	1.07	1.17	1.60	0.50	0.60
4Q	0.30	0.36	1.10	0.55	0.32	0.37	1.11	0.60	1.32	0.40	1.61	0.10	0.25
Annual	1.43	1.38	2.56	3.87	1.35	3.05	4.84	4.21	5.85	3.81	4.89	2.35	1.70

As reported earlier, the Company did not take delivery of a newbuilding (Nordic Galaxy) in August 2010 as it was not in a deliverable condition. This vessel will not join our fleet.  We have debited the profit & loss account by a one-time charge of $1.5m related to direct costs of this newbuilding. We will claim this amount from the seller of the vessel as one component in the arbitration process. The parent company (First Olsen Ltd.) of the seller has not repaid an amount under an on demand guarantee that the parent company of the seller has provided in favour of our Company. The guarantee covers a loan our Company has extended to the seller. This amount of $26.8m is included in current assets pending the outcome of the arbitration.

1 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

2  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

We are entitled to 9% p.a. interest of the outstanding amount pending the outcome of the arbitration. The interest income has not been recognized in the accounts for 2010. We believe that we have a good case. However, if we should lose the Nordic Galaxy arbitration on all claims, the claims in total of the seller of $26.8m translates into approximately $0.60 per share. The outcome of the arbitration will not impact the dividend going forward.

As announced in our 3Q10 report on November 5, 2010, the Company has had no equity incentive plan since the stock options under the 2004 Stock Incentive Plan were exercised in 2009. In 2011 the Board of Directors has decided to establish a new incentive plan involving a maximum of 400,000 restricted shares of which 326,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. These allocated shares constitute 0.7% of the outstanding shares of the Company. The vesting period is 4 year "cliff vesting", that is, none of these shares may be sold during the first four years after grant and the shares are forfeited if the grantee leaves the Company before that time.  The Board considers this arrangement to be in the best interests of the shareholders and of the Company.

For further details on our financial position for 4Q10, 3Q10, 4Q09 and the twelve months ended December 31, 2010 and 2009, please see later in this release.

Corporate Governance/Conflict of Interests

As advised shareholders, on September 23, 2010 the New York Stock Exchange Commission presented its final report on Corporate Governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board`s fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company`s business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are key elements of good corporate governance and we believe that the Company is in compliance with these principles.

It is very important for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  The interests must be aligned.  It is intolerable to have conflicts of interest among shareholders, management, affiliates and related parties.  We will ensure that there is transparency related to transactions with affiliates and/or related parties.

The Fleet

The Company has a fleet of 19 vessels including 2 newbuildings. By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 we had 15 vessels in operation. At the end of December 31, 2010 we had a fleet of 17 vessels excluding two newbuildings.  Please see the fleet list below. We expect that the expansion process will continue and that further vessels will be added to our fleet.

Vessel	Dwt	Employment
Nordic Harrier	151,475	In drydock up to approx. end of March 2011, and then spot.
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Nordic Vega	163,000	Spot
Nordic Breeze	158,000	Delivery expected in 3Q11
Nordic Zenith	158,000	Delivery expected in 4Q11

Total	2,973,410

The Nordic Harrier (ex Gulf Scandic) was redelivered to the Company in October last year and went directly into drydock for overhaul.  The drydock period could last up to end March 2011 after which the vessel will be employed in the Gemini suezmax cooperation. Our company will claim the bareboat charterer to pay for the relevant docking and other costs that are their obligation to cover under the bareboat charter.

Total offhire for 4Q10 was 8 days for our trading fleet. The time out of service for the Nordic Harrier is excluded from the offhire calculation as the ship is expected to commence trading for our account in late March 2011.

World Economy and the Tanker Market

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. The outlook for the world economy is presently uncertain. The tanker markets rates are also affected by newbuildings which enter the markets.  As a matter of policy the Company does not attempt to predict future spot rates.

The average daily rate for our spot vessels was $14,400 per day net to us during 4Q10 compared with $17,525 per day for 3Q10. In a low market the vessels may be waiting to get a cargo while in a more robust market environment waiting days are minimized.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market, but these rates are in general a good indication of the level of the market.

Strategy going forward

We believe that the operating model of the Company is working to the benefit of our shareholders. Transparency is very important for NAT.

The financial turmoil and depressed shipping markets provide attractive opportunities for expansion.

Our objective is to have a strategy that is flexible for both a strong shipping market and a weak shipping market. If the market is strong, good results and dividends can be expected.  If the market is weaker, dividends will be lower. However, if rates remain low, the Company is in a position to buy vessels inexpensively by historical standards, paving the way for even higher dividends when the market strengthens again.  In this way, the Company has covered both scenarios.

After an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our full dividend payout policy will continue to enable us to achieve a competitive risk adjusted cash yield over time compared with that of other tanker companies.

Our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate and transparent way.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD '000
CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Twelve Months Ended
	Dec. 31, 2010	Sep. 30, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Voyage Revenue	20,465	25,540	23,621	126,416	115,411

Vessel Operating Expenses	(11,849)	(11,939)	(11,192)	(47,113)	(43,139)
General and Administrative Expenses	(5,369)*	(2,863)*	(1,563)*	(15,980)**	(14,819)**
Depreciation Expenses	(15,699)	(15,857)	(14,639)	(62,545)	(55,035)
Operating Expenses	(32,917)	(30,659)	(27,394)	(125,638)	(112,993)
Net Operating Income (Loss)	(12,452)	(5,119)	(3,773)	778	2,418

Interest Income	68	210	94	632	614
Interest Expense	(456)	(508)	(589)	(2,219)	(2,020)
Total Other Expenses	(388)	(298)	(495)	(1,587)	(1,406)
Net Income (Loss)	(12,840)	(5,417)	(4,268)	(809)	1,012
Basic Earnings per Shares	(0.27)	(0.12)	(0.10)	(0.02)	0.03
Basic Weighted Average Number of Common Shares Outstanding	46,898,782	46,898,782	42,204,904	46,551,564	40,449,522
Common Shares Outstanding	46,898,782	46,898,782	42,204,904	46,898,782	42,204,904

*) The G&A for the three months ended Dec. 31, 2010, Sep. 30, 2010 and Dec. 31, 2009 include non-cash charges of $1.9m, $0.5m, and -$0.4m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost. The G&A for the three months ended Dec. 31, 2010 includes a one-time charge of $1.5m related to direct costs of the Nordic Galaxy.

**) The G&A for the twelve months ended December 31, 2010 and December 31, 2009 include non-cash charges of $5.3m and $7.2m which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost. The G&A for the twelve months ended Dec. 31, 2010 includes a one-time charge of $1.5m related to direct costs of the Nordic Galaxy.
CONDENSED BALANCE SHEETS	Dec 31, 2010 (unaudited)	Dec. 31, 2009
Cash and Cash Equivalents	17,221	30,496
Accounts Receivable	11,046	22,685
Prepaid Expenses and Other Current Assets	43,376	57,020
Vessels, Net *	988,263	825,449
Other Non-current Assets	23,177	10,928
Total Assets	1,083,083	946,578

Accounts Payable	2,934	3,364
Accrued Liabilities	4,060	3,446
Long-term Debt	75,000	0
Deferred Compensation Liability (Pension)	8,134	5,684
Shareholders' Equity	992,955	934,084
Total Liablilities and Shareholders' Equity	1,083,083	946,578

*) The Vessels, Net includes $72.1m paid on two 2011 newbuilding deliveries from Samsung.

CONDENSED STATEMENTS OF CASH FLOW	Twelve Months Ended
	Dec. 31, 2010 (unaudited)	Dec. 31, 2009
Net Cash Provided by Operating Activities	50,968	63,195

Investment in Vessels	(196,026)	(190,330)
Net cash Used in Investing Activitites	(196,026)	(190,330)

Proceeds from Issuance of Common Stock	136,511	236,684
Proceeds from Use of Credit Facility	225,000	66,000
Repayments on Credit Facility	(150,000)	(81,000)
Dividends Paid	(79,728)	(95,431)
Net Cash Provided by (Used in) Financing Activities	131,783	126,253

Net Increase (Decrease) in Cash and Cash Equivalents	(13,275)	(882)
Cash and Cash Equivalents at Beginning of Period	30,496	31,378
Cash and Cash Equivalents at End of Period	17,221	30,496

NORDIC AMERICAN TANKER SHIPPING LIMITED
Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2010	Sep. 30, 2010	Dec 31, 2009	Dec. 31, 2010	Dec. 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage Revenues	20,465	25,540	26,844	126,416	124,369
Voyage Expenses	0	0	(3,223)	0	(8,958)
Net Voyage Revenues (1)	20,465	25,540	23,621	126,416	115,411

	Three Months Ended
	Dec. 31, 2010	Sep. 30, 2010	Dec. 31, 2009
	(unaudited)	(unaudited)	(unaudited)
Net Operating Income	(12,452)	(5,119)	(3,773)
Depreciation Expense	15,699	15,857	14,639
Share Based Compensation/ Restricted Shares/Pension Cost	1,935	500	(370)
Operating Cash Flow (2)	5,182	11,238	10,496

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tanker Shipping Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291